May 3, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Novamerican Steel Inc.
Amendment No. 4 to Form F-3 Filed on May 3, 2005
File No. No. 333-122923
and
Annual Report on Form F-20 for our fiscal year ended November 27, 2004, as amended by Amendments No. 1 and No. 2 to Form 20-F each filed with the SEC on May 3, 2005
File No. 0-29506

        "Tandy" Letter

Ladies and Gentlemen:

Novamerican Steel Inc. (the "Company"), in response to the comments of the Staff of the Securities and Exchange Commission (the "Staff") commenting on the above-referenced Form F-3 and Form 20-F (the "Filings"), hereby acknowledge that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the Form F-3 effective, it does not foreclose the commission from taking any action with respect to the Filings;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Form F-3 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filings; and

  •
  the Company may not assert staff comments and declaration of effectiveness as a defense in any proceedings initiated by the Securities and Commission or any person under the federal securities laws of the United States.

Very truly yours, NOVAMERICAN STEEL INC.

/s/ Christopher H. Pickwoad Christopher H. Pickwoad Chief Financial Officer and Executive Vice President